Exhibit (a)(5)(v)

RECKITT BENCKISER SIGNS MERGER AGREEMENT TO ACQUIRE SCHIFF NUTRITION

Slough, England — November 21, 2012 — Reckitt Benckiser Group PLC (“Reckitt Benckiser”) (LSE: RBL) today announces it has signed a definitive merger agreement with Schiff Nutrition International, Inc. (“Schiff”) (NYSE:SHF) a leading provider of branded vitamins, nutrition supplements and nutrition bars in the United States and elsewhere. The Board of Directors of Schiff has approved the transaction and will recommend that its stockholders tender their shares into Reckitt Benckiser’s previously announced cash tender offer of $42.00 per share, valuing Schiff at $1.4 billion.  Reckitt Benckiser’s tender offer will expire at 11:59 p.m. New York City time, on December 14, 2012, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC.  Reckitt Benckiser will finance the transaction with cash and existing credit facilities. The transaction is expected to be immediately accretive to earnings on an adjusted basis.

Rakesh Kapoor, Reckitt Benckiser Chief Executive Officer, said, “We are very pleased to have reached a mutually beneficial agreement with Schiff and are excited to enter the $30 billion global vitamins, minerals and supplements market with such a strong portfolio of high quality branded business in the USA.  Schiff’s portfolio is an excellent fit with our strategic focus on health and hygiene, where in health care in the USA we already have Mucinex, Delsym, Cepacol and Durex as major brands.”

“The sub-categories within which Schiff operates have strong growth momentum and to this we expect to combine Reckitt Benckiser’s strong go to market capabilities as well as proven skills in branding, innovation and consumer communication and education.”

“The integration process will be undertaken promptly following completion of the transaction, so that the business can continue its growth trajectory with minimum disruption and realize synergies as soon as possible.  Reckitt Benckiser expects the tender offer to close before the end of calendar year 2012.”

Kapoor concluded, “We are confident that our considerable expertise in building great consumer brands will drive sustainable growth and shareholder returns from this transaction.”

The financial information disclosure dated October 29, 2012 and made public in Schiff’s 14C SEC filing on November 5, 2012, indicated projected net sales of approximately $385 million and forecast proforma EBITDA of approximately $84.6 million for the fiscal year ending May 31, 2013.

Pursuant to the merger agreement, Reckitt Benckiser will amend its tender offer documents to, among other matters, remove the conditions relating to due diligence and the execution of a definitive merger agreement.  The tender offer will remain subject to customary conditions, including the tender of a majority in voting power of Schiff shares of common stock and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR Act).

Morgan Stanley & Co. Limited is acting as exclusive financial adviser to Reckitt Benckiser and no one else in connection with the matters described in this announcement. In connection with such matters, Morgan Stanley & Co. Limited, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the transaction, the contents of this announcement or any other matter referred to herein.

Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as Reckitt Benckiser’s legal advisor.

About Reckitt Benckiser

Reckitt Benckiser (RB) is a global consumer goods leader in health, hygiene and home, listed on in the top 25 on the London Stock Exchange (LSE).  With a purpose of delivering innovative solutions for healthier lives and happier homes, RB has more trebled revenues since it was formed in 2000 and its market cap has more than quadrupled.  Today it is the global No 1 or No 2 in the majority of its fast-growing categories, driven by an exceptional rate of innovation. Its health, hygiene and home portfolio is led by 19 global Powerbrands including in the over the counter health category Mucinex, Durex, Nurofen, Strepsils Gaviscon and Scholl, and in the hygiene category Lysol, Dettol, Clearasil, Veet, Harpic, Bang, Mortein and Finish.

RB people and its culture are at the heart of the company’s success. They have an intense drive for achievement and a desire to outperform wherever they focus, including in CSR where the company has reduced its carbon footprint by 20% in 5 years and is now targeting to deliver a 1/3 reduction in water use, 1/3 further reduction in carbon and have 1/3 of its net revenue coming from more sustainable products by 2020. It is also the Save the Children charity’s largest FMCG global partner.

The company has operations in over 60 countries, with headquarters in the UK, Singapore, Dubai and Amsterdam, and sales in almost 200 countries. The Company employs approximately 38,000 people worldwide.

For more information visit www.rb.com

About Schiff

Schiff’s vitamin, minerals and supplements (VMS) product portfolio includes a number of market leading brands in the specialist product category in the USA, including MegaRed®, number 1 in the healthy heart segment, Move Free® the number 2 in joint care, Airborne® the number 2 in immune support, and Schiff Vitamins®.

Forward-Looking Statements

Statements herein regarding the proposed transaction between Reckitt Benckiser and Schiff, future financial and operating results and any other statements about future expectations constitute “forward looking statements.”  These forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions.  Such statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements.  We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

Important Additional Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and offer to buy the common stock of Schiff will only be made pursuant to an offer to purchase and related materials that the acquirer filed with the Securities and Exchange Commission on November 16, 2012, as those materials may be amended. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders may obtain the offer to purchase and related materials with respect to the tender offer free of charge at the SEC’s website at www.sec.gov or from MacKenzie Partners, Inc., Reckitt Benckiser’s Information Agent, at 800-322-2885 (toll-free) or at +1-212-929-5500 (call collect).

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Investor & Analyst Contacts:

Reckitt Benckiser (RB)

United Kingdom

Richard Joyce

Director, Investor Relations

+44 1753 217800

Media Contacts:

United States

Sard Verbinnen & Co (+1 212 687-8080)

Jim Barron (+1 646 625-9145)

Jared Levy (+1 617 233-1172)

Brooke Gordon (+1 917 570-9176)

United Kingdom

Reckitt Benckiser (RB)

Andraea Dawson-Shepherd

SVP, Global Corporate Communication & Affairs

+44 1753 446447